EXHIBIT 12

                      RATIO OF EARNINGS TO FIXED CHARGES


The following table sets forth the ratio of the Company's earnings to fixed charges, on a consolidated basis, for the periods indicated:

      Nine Months
        Ended
       Sept. 30                    Year Ended December 31
     -------------       ------------------------------------------

     1995      1994      1994     1993      1992      1991     1990
     ----      ----      ----     ----      ----      ----     ----

     8.3X      8.4X      7.6X     5.2X 1/   7.8X      6.4X     5.1X


For purposes of this ratio, earnings have been calculated by adding to income before income taxes the amount of fixed charges. Fixed charges consist of interest on all indebtedness, amortization of debt discount and that portion of rental expense deemed to represent interest.

1/ Includes the impact of the one-time, pretax restructuring charge of $565 million as a result of the Company's Profitability
Enhancement Program. Excluding the non-recurring special charge, the ratio would have been 7.6X for 1993.